[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

October 17, 2005

VIA FACSIMILE AND EDGAR

Re:  MasterCard Incorporated

        Registration Statement on Form S-1

        File No. 333-128337

Amanda McManus, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McManus:

On behalf of MasterCard Incorporated, we are providing the following response to the sixth comment in your comment letter, dated October 14, 2005, regarding the above-referenced Registration Statement. We very much appreciate the Staff’s willingness to review our response to this comment on an expedited basis so that MasterCard Incorporated may finalize a definitive Proxy Statement on Schedule 14A for its proposed Special Meeting of Stockholders. To assist your review, we have retyped the text of the Staff’s comment in italics below.

6.	We note that you intend to use the proceeds of this offering to repurchase shares of Class B common stock from then current holders. Please tell us when you intend to commence such repurchases and, if you intend to do so prior to the closing of this offering, tell us how you intend to comply with Rule 102 of Regulation M with respect to the repurchases. In addition, please tell us how you intend to comply with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934.

Securities and Exchange Commission	-2-	October 17, 2005

As described in the Registration Statement, following the offering of its Class A common stock, MasterCard Incorporated intends to use the majority of the proceeds from the offering to redeem that number of shares of Class B common stock that is equal to the aggregate number of shares of Class A common stock issued in the offering (including any shares sold pursuant to the underwriters’ option to purchase additional shares) and to The MasterCard Foundation. This redemption will be effected pursuant to the terms and conditions of MasterCard Incorporated’s amended and restated certificate of incorporation, which will provide that

“[i]n the event that the Corporation shall consummate the Initial Public Offering, the Board shall, to the extent assets and funds are legally available therefor, cause the Corporation, on or prior to the date that is 90 days after the date of the consummation of the Initial Public Offering, to redeem” the requisite number of shares of Class B common stock and that “such shares of Class B Common Stock shall be redeemable by the Corporation on such terms.”

Accordingly, and in response to that portion of the Staff’s comment relating to Regulation M, we advise the Staff that the redemption of the Class B common stock will be effected only subsequent to the closing of the offering of the Class A common stock.1

1  We also note that, while there are circumstances where MasterCard Incorporated’s amended and restated certificate of incorporation would permit MasterCard’s customers to purchase limited numbers of shares of Class A common stock, whereupon such shares would convert into an equivalent number of shares of Class B common stock, these circumstances will not be present at the time of the offering and may not ever occur. Accordingly, the Class A common stock generally may not be converted, exchanged, or exercised into Class B common stock, and the Class B common stock does not, under the terms of the Class A common stock, in whole or in significant part determine the value of the Class A common stock. As a result, we do not believe that the Class B common stock is a “reference security” of the Class A common stock or a “covered security” in these circumstances for purposes of Regulation M.

Securities and Exchange Commission	-3-	October 17, 2005

In response to that portion of the Staff’s comment relating to Rule 13e-4, we respectfully advise the Staff that we do not believe the proposed redemption constitutes either a “tender offer” or an “issuer tender offer” within the meaning of Rule 13e-4 because the redemption will be effected by MasterCard Incorporated in accordance with the terms and conditions of its amended and restated certificate of incorporation which will give MasterCard the right to redeem the securities without any action or decision by the holders. As a result, the redemption will not involve any offer or bid for the securities. We also note that Rule 13e-4(h)(1) specifically excepts from the application of Rule 13e-4 “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.”

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Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding the foregoing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Elaine Wolff, Esq.

MasterCard Incorporated

Noah J. Hanft, Esq.

Timothy H. Murphy, Esq.

Cleary Gottlieb Steen & Hamilton LLP

David Lopez, Esq.